Exhibit (p)(7)

March 2025

Reynders, McVeigh Capital Management, LLC

10 Post Office Square, Suite N1010 Boston, MA 02109

Chief Compliance Officer: Ryan Mooney

Deputy Chief Compliance Officer: Audra Gardner

Compliance Associate: Oliver Fraser

The Compliance Manual is a property of Reynders, McVeigh Capital Management, LLC, and must be returned to RMCM should an employee’s association with RMCM terminate for any reason. The contents of the Compliance Manual outline the Firm’s Compliance Program per SEC mandates and houses RMCM policies directed at maintaining compliant of applicable federal and state laws and regulations. The Compliance Manual also contains policies per FINRA’s requirements as they pertain to the management of mutual funds. This document is not exhaustive and supplemental policies and procedures may be developed internally to further elaborate on practices outlined in the Compliance Manual.

IV. CODE OF ETHICS

Purpose and Scope

In accordance with Rule 204A-1 under the Advisers Act, Reynders, McVeigh has adopted the Code of Ethics to establish high ethical standards, which are essential for the success of the Firm and for maintaining the confidence of its clients. Specifically, the Code of Ethics addresses: 1) improper personal trading; 2) improper use of material non-public information; 3) identifying conflicts of interest; and 4) resolution of actual or potential conflicts.

The Code of Ethics applies to Access Persons. At this time, the Firm considers all employees to be Access Persons1. Certain matters, such as personal securities trading, also apply to employees’ immediate families. Immediate Family may include parents, mother-in-law, father-in-law, spouse (except for legally separated or divorced spouse), brother, sister, brother-in-law, sister-in-law, son, daughter, son-in-law, daughter-in-law, children who are directly or indirectly dependents, and/or any other individuals living at the person’s principal place of residence and who are significantly dependent on the person. Furthermore, employees may not do indirectly, through a family member, what they are not permitted to directly do themselves. Therefore, all references in the Code of Ethics to the Firm’s directors, officers, and employees include such individuals, as well as, where appropriate, their immediate families.

While the Code of Ethics does not address every possible situation that may arise, Access Persons are responsible for exercising good judgment, applying ethical principles, and bringing potential violations of the Code of Ethics to the attention of the CCO. If a potential violation involves the activities of the CCO, Access Persons should contact the Chief Executive Officer (“CEO”), or President. To this end, Access Persons shall read and understand the Code of Ethics and uphold its standards in their day-to-day activities.

Adherence to the Code of Ethics and its related restrictions is considered a basic condition of employment at the Firm.

Acknowledgement & Certification

The Firm provides an electronic copy of the Code of Ethics, and any subsequent amendments, to each Access Person upon hiring and annually thereafter through gVue. Each Access Person must carefully read the Code of Ethics and use gVue to acknowledge that he or she received, read, understands, and agrees to comply with the Code of Ethics. Further, at the time of acknowledgment, each Access Person also attests to the understanding that a violation of any provision of the Code of Ethics is grounds for disciplinary actions, up to and including termination of his or her employment with the Firm.

[1]	Interns or other ad hoc hourly positions that may exist from time to time are assessed on a case-by-case basis.

Account Notification

Access Persons must submit to gVue every brokerage account (i.e., an account with the ability to trade in securities). This applies to all securities accounts “beneficially owned” directly or indirectly by the Access Person with any domestic or foreign brokerage firm or bank. Account notification provides the CCO with the information needed to monitor Access Persons’ account holdings.

The reporting requirements do not apply to non-discretionary accounts. A non-discretionary account is a trust or account over which you (or members of your Immediate Family) do not exercise any direct or indirect influence or control.2 To qualify for this exemption, you must notify the CCO in writing of the non-discretionary account(s) no later than 10 calendar days after you join the Firm or otherwise became covered by the Code, and annually thereafter. In addition, you must provide the CCO with the pertinent details and/or a copy of the agreement governing the non-discretionary account.

On a sample basis, the CCO may request reports on holdings and/or transactions made in the non-discretionary account to identify transactions that would have been prohibited pursuant to the Code, absent reliance on the reporting exemption. Based on the information received, the CCO will determine initially and annually that you and members of your Family/Household do not have direct or indirect influence or control over the non-discretionary account. The CCO reserves the right to rescind an account’s designation as a non-discretionary account at any time.

Please note, if the Access Person’s family member participates in a defined contribution plan account that allows for the purchase of individual equities (i.e., a brokerage window), the account must be reported and electronically connected to gVue and the individual trades in equities must be precleared pursuant to the preclearance requirements outlined below. If the defined contribution plan is designed to hold mutual funds selected from a list provided by the employer’s plan administrator or collective investments trusts as investment options, then the account must be reported on gVue, but there is no need to electronically connect the account to gVue because there is no need for the reporting of transactions. Submission of annual holdings still applies.

Further, Access Persons do not have beneficial ownership of (and therefore do not need to report) holdings in qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code (“529 Plans”) if the Firm does not manage, distribute, market, or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan. This exception does not apply to UGMA/UTMA accounts3.

Brokerage Restrictions

The Firm may require that Access Persons trade for accounts that are beneficially owned through specific broker-dealers or may place limitations on the number of brokerage accounts permitted. The Firm would initiate and notify employees of these requirements in advance. Under no circumstance may an Access Person maintain an account at a brokerage firm that is not accessible to gVue without explicit and written pre-approval by the CCO.

Personal Holdings and Transaction Reports

The Firm requires Access Persons to report account holdings and transactions to the CCO through gVue.

[2]	Robo-Advisors, meaning digital platforms that provide automated, algorithm-driven financial planning services with little to no human supervision, may be deemed non-discretionary accounts after the review and determination by the CCO. A typical robo-advisor collects information from clients about their financial situation and future goals through an online survey, and then uses the data to offer advice and/or automatically invest client assets.
[3]	If you are the custodian of an UGMA/UTMA account for a minor, and one or both of you is a parent of the minor, you are a beneficial owner. If you are the beneficiary of an UGMA/UTMA and is of majority age, you are a beneficial owner. For the purposes of this footnote, “you” includes you, your spouse or domestic partner, or anyone else in your household who would be covered by the Code of Ethics

Initial and Annual Holdings Reports

Access Persons must submit to the CCO an Initial Holdings Report within 10 days of joining the Firm through gVue. Information contained in Initial Holding Reports must be current as of a date no more than 45 days prior to the date of submission. The Initial Holdings Reports must include:

●	All current Covered Security holdings held by the Access Person with the following content for each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership: title and type; the exchange ticker symbol or CUSIP number (as applicable); the number of shares; and the principal amount.

●	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities (not just Covered Securities) are held for the Access Person’s direct or indirect benefit.

●	The date upon which the report was submitted.

Access Persons must also submit to the CCO Annual Holdings Reports by January 30th of each year. The information contained in the Annual Holding Report must be true as of December 31st of the prior year. From a content perspective, such Annual Holdings Reports must comply with the same requirements that apply to the Initial Holdings Report.

Holdings reports, initial or annual, must submitted even if an Access Person has no applicable holdings to report.

Quarterly Transaction Reports

Access Persons must submit to the CCO a Quarterly Transaction Report through gVue no later than 30 days after the end of each quarter. Quarterly Transaction Reports must include the following content for each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership:

●	date of transaction;

●	title;

●	ticker symbol or CUSIP number (as applicable);

●	interest rate or maturity rate (if applicable);

●	number of shares;

●	principal amount;

●	nature of transaction (i.e., purchase or sale);

●	price at which the transaction was effected;

●	the name of broker, dealer or bank through which the transaction was effected;

●	the date upon which the report was submitted; and

●	copies of the transaction confirmation statements sent by the broker, dealer or bank, if any.

Quarterly Transaction Reports must submitted even if an Access Person has no applicable transactions to report.

One exception to this reporting requirement is automatic investment plans. An “automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan. Please refer to the “Account Notification” section above for more information.

Personal Securities Transactions & Preclearance Requirements

The Firm requires Access Persons to adhere to specific trading limitations as described herein. In general, Access Persons must conduct all securities transactions in full compliance with the Code of Ethics and should not take any action in connection with securities transactions that could cause even the appearance of unfairness or impropriety relative to clients. Ambiguous situations should be promptly brought to the attention of the CCO and must be resolved in favor of client interests.

The Firm requires preclearance for the purchase or sale of “Covered Securities” and the Reynders, McVeigh Core Equity Fund (“ESGEX”). Covered Security means anything that is considered a “security” under section 202(a)(18) of the Advisers Act, with exceptions detailed below.

The Firm does not require preclearance for long transactions in the following (all short transactions require preclearance):

1.	Transactions in mutual funds, except for ESGEX and any other mutual funds that the Firm may manage in the future.

2.	Transactions in shares of exchange-traded funds (ETFs).

3.	Transactions in currencies, except initial coin offerings[4] and investment vehicles, including ETFs or other fund vehicles transacting in currencies or virtual currencies.

4.	Transactions in municipal securities and securities issued by the U.S. Government.

5.	Transactions that occur by operation of law or under any other circumstance in which neither the Access Person nor any member of his or her Immediate Family exercises any discretion to buy or sell or makes recommendations to a person who exercises such discretion;

6.	Transactions in securities pursuant to an automatic investment plan (pursuant to SEC Rule 10b5-1), provided that such plan was approved by the Firm;

7.	Purchases pursuant to the exercise of rights issued pro rata to all holders of the class of stock;

8.	“Cryptocurrencies” that are currently deemed not a “security”. The legal analysis to determine what cryptocurrencies are securities and which ones are not securities is extremely complex. Two cryptocurrencies that are generally accepted to be currencies and are not currently subject to regulation by the SEC are Bitcoin and Ethereum. Access Persons may not use allowed cryptocurrencies to invest in other cryptocurrencies. As noted above, Initial Coin Offerings are treated as participation in IPOs and Private Placements, which require prior approval by the CCO[5].

[4]	ICO is when a new cryptocurrency token is offered for sale to the public, similar to an initial public offering in the stock market.
[5]	To the extent an employee invests in digital assets through an institutional third party, she/he will likely be able to download a summary of periodic activity that can be provided to a compliance officer. If the employee is not using an exchange or custodian, or the available reports are incomplete, a CCO would rely on the activity and holdings as disclosed directly by the employee, along with an attestation that this disclosure documented all of the trading activity as required the by the Firm’s Code of Ethics.

The Firm does not permit Access Persons to trade in a covered security on a day during which the Covered Security is being actively traded, or actively considered for trading, on behalf of client accounts. While Employees may request preclearance on days that the Firm is trading in Client Accounts, approval is not guaranteed. Employees should do their best to restrict their trading to days when there will be no trading in Client Accounts (referred to as “No Client Trade Days”). The Firm provides notification, via email, of these No Client Trade Days. Trade requests submitted on a day when the proposed security is trading in Client Accounts will only be approved after the client trades have been completed for the day. Please note, preclearance is still required on No Client Trade Days. This restriction will not be deemed to be violated when an Access Person trades a Covered Security on the same day as a client buys or sells the same Security if the client’s trade order was drafted after the Access Person traded the same security and had already obtained the appropriate preclearance.

Access persons trading in securities on the Restricted List will not be approved, under any circumstance.

Approval is valid for the day for which it is granted. gVue permits Access Persons to request preclearance in advance of specific future trade dates. No Access Person may place any “good until cancelled,” “limit” or “stop” order that do not expire on the day on which preclearance is granted. The CCO may revoke a preclearance any time after it is granted, prior to trade execution. Further, the CCO may deny or revoke preclearance for any reason.

The CCO will generate, and review exception reports generated by gVue to confirm that all trades by Access Persons had obtained preclearance approval.

Specific Trading Restrictions

The following trade limitations apply to all personal securities transactions:

1.	Allocation of Investment Opportunities

Access Persons must offer investment opportunities to clients before personally acting on them and employees must allow clients a reasonable time period to act on the opportunity before placing a personal securities transaction.

2.	Blackout Period

When the Firm decides to add a company to the Approved Securities List (“ASL”), the company will be placed on the Restricted List for a period of 14 consecutive calendar days, including the day when the company is added. No Access Person shall complete a securities transaction in the company for an account beneficially owned during this period.

3.	Information and Research

No purchases or sales of securities should be made for an employee or employee-related account based on information learned from clients or derived from client accounts.

No purchase or sale of securities may be made for an employee or employee-related account if the employee knows or has reason to know that a security is the subject of non-disseminated Firm research.

4.	Initial Public Offering or Limited Offering

Employees must obtain the CCO’s approval before investing in an initial public offering (“IPO”), private placement or limited offering by submitting a preclearance request on gVue.

The following trade limitation applies to ESGEX:

5.	Holding Period

Access Persons are not permitted to sell in ESGEX within 30 days of purchase.

Completeness of Trade Reporting Provided to gVue

At the end of each quarter, Access Persons will receive a reminder email from gVue to review and submit their Quarterly Transactions Report, which lists the trades that gVue has received from the accounts they have registered. Access Persons attest to the completeness of this report. At any time, Employees may manually enter personal trades into gVue that were not captured electronically. The CCO shall review the Transaction Reports on a quarterly basis. Failure to respond within the time window is considered a violation, subject to the Firm’s sanctions.

Approved Securities List

The Firm maintains an Approved Securities List (“ASL”), which is a list of securities that have been approved by the Firm’s Investment Committee for purchase in Client Accounts managed by the Firm. The most current version of the ASL shall be made available to all Access Persons.

Restricted List

The Firm’s Restricted List is a confidential list of companies subject to trading restrictions to protect the Firm and its employees from potential violations, or the appearance of violations, of securities laws. When a company is placed on the Restricted List, all employees are prohibited from personal trading in securities of that company. While the Firm may place a company on the Restricted List for a variety of reasons, the most common reasons are as follows:

1.	When the CCO determines that an associated person of the Firm is in possession of material non-public information (“MNPI”) with respect to a company (regardless of whether it is currently owned by any client, but particularly if the Firm is analyzing or recommending that security for client transactions) such company will be placed on the Restricted List. If the CCO determines that an associated person of the Firm is in possession of MNPI about a company that cannot be adequately isolated, that company will be placed on the Restricted List. Such action may be taken for the purpose of avoiding any appearance of the misuse of material nonpublic information. This restriction applies to both employee and client trades.

2.	When the Firm adds a security to the ASL, the company will be placed on the Restricted List for a period of 14 days, which shall include the date the company is added. This restriction applies solely to employees’ personal trades. Trades may be made in Client Accounts in securities from the time that they are placed on the ASL.

3.	When the Firm is researching a company that is not on the ASL, the Compliance Department will add the company to the Restricted List until the Firm has determined whether to add the company to the ASL. This restriction applies to companies that the Firm has not researched within the past year and applies to both employee and client trades.

The CCO will be responsible for determining when and whether to remove a particular company from the Restricted List. The Restricted List is highly confidential and should not, under any circumstances, be discussed with or disseminated to anyone outside of the Firm.

Watch List

The Firm’s Watch List is a confidential list of companies that do not carry trading restrictions, but whose trading is subject to close scrutiny by the CCO. Dissemination of the Watch List is limited to the Compliance Department, senior management and the head of research, if deemed necessary. The CCO may place a company on the Watch List when it has, or is likely to have, material, non-public information and when it is reasonable to conclude that such information is isolated. Compliance monitors employee and client trading for patterns that may suggest that sensitive information has been communicated or used improperly.

Personal Trading Policy Violations & Sanctions

Upon the discovery or confirmation of a violation of any aspect of this policy, the CCO may impose sanctions as deemed appropriate, including disgorgement of profits, reversal of trades, suspension of trading privileges, or termination of employment.

Administration of Code of Ethics

Management Responsibility

The CCO is responsible for the administration of the Code of Ethics, has general compliance responsibility for the Firm and may offer guidance on securities laws and acceptable practices, as the same may change from time to time. If there is any doubt as to the propriety of any activity or to whether a Federal securities law or State securities law applies, Employees should consult the CCO. The CCO may rely upon the advice of outside legal counsel and/or compliance consultants in administering the Code of Ethics.

Waiver of Code Provisions

The CCO has sole discretion to grant a waiver of any provision of the Code of Ethics, as permitted by law. The basis upon which any waiver is granted by the CCO will be documented in a written memorandum which shall be maintained by the CCO in accordance with the Reynders, McVeigh books and records policies.

Books and Records

Reynders, McVeigh will maintain electronic records in accordance with the Firm’s policy regarding books and records, and specifically will maintain:

1.	A copy of the Code of Ethics and any other preceding Code of Ethics that, at any time within the past 5 years, has been in effect;

2.	A record of all Code of Ethics violations and of any sanctions imposed for a period of not less than 5 years following the end of the fiscal year in which the violation occurred;

3.	A record of all written acknowledgments for each Employee who is currently, or within the past 5 years was, a supervised person of the Firm;

4.	A copy of each report made by an Employee under the Code of Ethics for a period of not less than 5 years from the end of the fiscal year in which it is made;

5.	A record of all persons who are, or within the past 5 years have been, required to submit reports under the Code of Ethics, for a period of at least 5 years after the end of the fiscal year in which the report was submitted; and

6.	A record of any decision to approve the acquisition by an Employee of a covered security acquired in an IPO or Limited Offering, for a period of at least 5 years after the end of the fiscal year in which the approval is granted.

Disclosure of the Code of Ethics

Reynders, McVeigh describes the Code of Ethics in the Form ADV Part 2A Brochure and, upon written request, furnishes clients with a copy of the Code of Ethics.